UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-38811

TCR2 Therapeutics Inc.

(Exact name of registrant as specified in its charter)

100 Binney Street

Suite 710

Cambridge, Massachusetts 02142

(617) 949-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

*              On June 1, 2023, pursuant to that certain Agreement and Plan of Merger, dated as of March 5, 2023, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 5, 2023, by and among Adaptimmune Therapeutics plc, a public limited company incorporated in England and Wales (“Adaptimmune”), TCR2 Therapeutics Inc., a Delaware corporation ("TCR2"), and CM Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Adaptimmune ("Merger Sub"), Merger Sub merged with and into TCR2, with TCR2 surviving as a wholly-owned subsidiary of Adaptimmune.

Pursuant to the requirements of the Securities Exchange Act of 1934, TCR2 Therapeutics Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TCR[2] Therapeutics Inc.

Date: June 12, 2023	By:	/s/ William Bertrand
William Bertrand
President and Corporate Secretary